

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

Via E-mail
Peder Møller Andersen
Acting Chief Executive Officer
Forward Pharma A/S
Óstergade 24A, 1
1100 Copenhagen K, Denmark

> **Re:** **Forward Pharma A/S**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted June 23, 2014**
> **CIK No. 0001604924**

Dear Dr. Andersen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Costs, page 47

1. We acknowledge your revised disclosure related to previous comment 20. On page 59 you state that historical research and development costs relate only to development of FP187 for the treatment of psoriasis and on page 60 you state that there was no cost associated directly with development for the treatment of MS and that all costs were related to the development for the treatment of psoriasis. However, it appears that you likely incurred some research or development costs through March 31, 2014 as indicated on page 76 where you held a pre-IND meeting with the FDA on RRMS in August 2013 and filed the IND in April 2014 and on page 62 where you indicate you developed tablets for the anticipated RRMS trials. Please revise your disclosure to remove this apparent discrepancy or tell us how your disclosure is reasonable.

Use of Proceeds, page 50

2. We note your response to prior comment 19 and reissue the comment in part. While we recognize the inherent uncertainty of the clinical development process for FP187, such uncertainty does not relieve you from the obligation to provide investors with an understanding of how the proceeds from the offering will be used. As such, please revise your disclosure to provide an estimate as to how far in the clinical development of FP187 for the treatment of RRMS and psoriasis, respectively, the proceeds from the offering will allow you to progress. You may include a discussion in the use of proceeds section of factors or risks you believe may impact your projected clinical development for FP187.

Exhibits, page II-2

3. We note your disclosure at page 117 with respect to your entry into a bridge financing with NBFPII, an affiliated fund of your principal shareholders controlled by your chairman. Please amend you registration statement to file any agreement underlying this related party financing as an exhibit to your registration statement.

4. We note your intent to enter into an agreement with Tech Growth Invest ApS in relation to consolidated financial reporting. Please confirm that you will file any such agreement as an exhibit to your registration statement once entered into.

Financial Statements
Notes to Consolidated Financial Statements
Section 1 – Basis of Preparation
Note 1.1 Accounting Policies
First-time adoption of IFRS, page F-9

5. We acknowledge your response to our comment 33. An objective of IFRS 1, as indicated in paragraph 1(b), is to ensure that an entity's first IFRS financial statements contain high quality information that provides a suitable starting point for accounting in accordance with International Financial Reporting Standards. Since published financial information was provided, albeit separately, it appears that disclosures explaining the transition from the your previous GAAP to IFRS should be provided in compliance with paragraph 23 of IFRS 1 as well as the effect of the consolidation in accordance with IG27. Please also provide the reconciliations as required by paragraph 24 of IFRS 1.

6. Please describe your ownership relationship with the German subsidiary for periods up to and including the year ended December 31, 2012 and how the relationship was reported in your financial statements as parent under your previous GAAP.

Classification of Operating Expenses in the Income Statement
Research and development costs, page F-10

7. In MD&A on page 59 you indicate that research and development costs include filing, prosecuting, and defending patent claims and other intellectual property rights (including patent opposition and interference proceedings). Please address the following:

    - Tell how your inclusion of these costs in research and development is consistent with your stated policy as it does not appear to include patent related costs; and

    - Tell us how the costs to prosecute and defend patents are properly classified as research and development under IFRS and reference for us the authoritative literature you rely upon to support your position. Although paragraphs 126, 127 and 66c of IAS 38 permit the inclusion of fees to register a legal right as research and development costs, they do not address prosecution and defense costs. In your response, tell us how the nature of prosecution and defense costs as contemplated by paragraphs 97 and 98 of IAS 1 is such to meet the definition of research or development activities as stipulated in paragraph 8 of IAS 38.

Notes to Condensed Consolidated Financial Statements (unaudited)
Section 4—Other Disclosures
Note 4.2 Events after the reporting period, page F-50

8. Please tell us how you will account for the issuance and conversion of €8.4 million bridge financing obtained on May 30, 2014 and the effect it will have on your pro forma disclosures.

    If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Kristopher D. Brown
   Wayne J. Rapozo
   Dechert LLP
   1095 Avenue of the Americas
   New York, NY 10036